UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL SE, TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (333-238000) OF TOTAL SE, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL SE is providing on this Form 6-K its results for the second quarter of 2020 and six months ended June 30, 2020, and a description of certain recent developments relating to its business, as well as a capitalization table as of June 30, 2020.

SIGNATURES

EXHIBIT INDEX

EX-99.1:	Results for the Second Quarter of 2020 and Six Months Ended June 30, 2020

EX-99.2:	Recent Developments

EX-99.3:	Capitalization and Indebtedness

EX-101:	XBRL Document

EXHIBIT INDEX

Exhibit 99.1	Results for the Second Quarter of 2020 and Six Months Ended June 30, 2020

Exhibit 99.2	Recent Developments

Exhibit 99.3	Capitalization and Indebtedness

Exhibit 101	XBRL Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: July 30, 2020	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer